

April 19, 2011

Ronald T. Hundzinski- Principal Accounting Officer
Borgwarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326

    **Re:    Borgwarner Inc.**
            **Form 10-K for the Fiscal Year Ended December 31, 2010**
            **Filed February 10, 2011**
            **File No. 001-12162**

Dear Mr. Hundzinski:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                David R. Humphrey
                Branch Chief